NeurMedix, Inc.

6165 Greenwich Drive, Suite 150

San Diego, CA 92122

July 3, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attn: Office of Healthcare and Insurance

Re:        NeurMedix, Inc.

Amendment No. 5 to Form 1-A

Filed June 11, 2018

File No. 024-10697

This letter responds to the letter of the staff of the United States Securities and Exchange Commission (the “Commission”), dated June 29, 2018 (the “Comment Letter”), to Terren Peizer, Chief Executive Officer of NeurMedix, Inc. (the “Company”) regarding an offering statement on Form 1-A (file# 024-10697), filed by the Company on June 11, 2018 (the “Offering Statement”). This letter is being filed with Amendment #6 to the Offering Statement (the “Amendment”).

Amendment No. 5 to Form 1-A filed June 11, 2018

Risk Factors, page 12

1.

We note the response and affidavit provided in response to our prior comment one that you did not authorize VC Media Partners to post the website. However, we also note your affirmation that much of the information posted on the website was “incorrect” and “inconsistent with the Offering Circular.” Please add risk factor disclosure that you failed to oversee VC Media Partner’s marketing activities and its dissemination of inaccurate information about the company. Please identify specifically the inaccurate information that was disseminated by VC Media Partners, including, but not limited to, each of the functions and statements that was listed in our prior comment, and caution investors that such information on the website was inaccurate. In addition, please disclose if there are any parties affiliated with both VC Media Partners and you, and if so, any potential conflicts of interest this may cause.

Response: Pursuant to the Commission’s comment, the Company has revised the Risk Factors section of the Offering Statement regarding the failure to maintain internal controls. Further, the Company advises the Commission that at no point in time has Terren Peizer, the founder and Chief Executive Officer of NeurMedix, or anyone associated with NeurMedix, been an officer, director, member, manager, advisor, beneficial owner or affiliate of VC Media Partners. While the Company did engaged Carl Dawson and VC Media Partners in 2017 as an independent contractor to perform marketing services on behalf of the Company, to the best of our knowledge, we are unaware of any other party, entity or individual that is affiliated with both VC Media Partners and the Company.

Plan of Distribution, page 87

2.

We note your disclosure on page F-19 that you entered into an agreement for marketing efforts and to set up an online equity crowdfunding platform to enable the investors to invest in the company for a total cash consideration of $0.3 million. Please identify the counterparty to this agreement, the specific services they will provide and the amount of compensation payable in the Plan of Distribution section. In addition, please file this agreement as an exhibit to the offering circular or tell us why this is not required under Item 17 of Form 1-A.

Response: The Company advises the Commission that the stated agreement for marketing efforts discussing the set up an online equity crowdfunding platform was a February 2018 draft of an agreement that represented an offer made by VC Media Partners to the Company. The foregoing agreement was never executed by the Company and the Company has no intention of executing such agreement. Based on the foregoing, the unexecuted agreement with VC Media Partners was an offer that was not accepted by the Company and therefore is not required to be filed under Item 17 of Form 1-A. Further, the Company advises the Commission that certain disclosures made on page F-19, as referenced in the Commissions comments, were made in error and do not reflect accurate information disclosures of the Company. As a result, the Company has revised the section of the Offering Statement entitled Plan of Distribution and the auditors have restated the footnote on page F-19.

General

3.

You have indicated that VC Media Partners was not authorized to maintain the previously identified website https://www.investnow247.com/neurmedix.html, and the affidavit attached from Mr. Dawson of VC Media Partners indicates that the website was not at any time approved or authorized by Neurmedix or its legal counsel. However, we note publicly available information indicating that Neurmedix’s legal counsel, Mr. Tagliaferro, was the Chair of VC Media. In order to permit us to assess compliance with Regulation A, please explain the past and current relationship of Mr. Tagliaferro and NeurMedix, on the one hand, and VC Media Partners, on the other. As part of this response, please indicate:

•	any positions Mr. Tagliaferro or anyone associated with NeurMedix has held at VC Media Partners at any time;
•	what role, if any, Mr. Tagliaferro or anyone associated with NeurMedix played in the establishment of VC Media Partners;
•	what interest or control, if any, Mr. Tagliaferro or anyone associated with NeurMedix has had at any point in time in VC Media Partners; and
•	what authority, if any, Mr. Tagliaferro or anyone associated with NeurMedix has had at any time with respect to actions of VC Media Partners.

In addition, we note that your response indicates that the Company has not “spoken to any investors to date”, has not “accepted any investment to date”, and has not “accepted any indications of interest from prospective investors.” Given the content of the website identified in our prior comment letter and above previously hosted by VC Media Partners, however, please indicate whether:

•	any persons or entities sought to “reserve shares” in Neurmedix with VC Media Partners or otherwise expressed an interest in investing in NeurMedix to VC Media Partners, and if so, when and how many;

•	VC Media Partners has spoken to or communicated with any persons who indicated an interest in purchasing NeurMedix, and if so, when and how many; and
•	VC Media Partners has accepted any investment to date or accepted any indications of interest.

Response: Pursuant to the Commission’s comment, the Company advises and confirms to the Commission as follows:

1.     Mr. Tagliaferro, on behalf of the firm CKR Law, LLP, is legal counsel to the Company in connection with the Company’s Offering Statement pursuant to Regulation A. Further, the Company hereby advises and confirms to the Commission as follows:

a.

Neither Mr. Tagliaferro (or any entity or organization controlled or owned by, or in any way affiliated with Mr. Tagliaferro) nor CKR Law, LLP, have any beneficial ownership interest in or any current or pre-existing commercial relationship with VC Media Partners.

b.

At no point in time has Mr. Tagliaferro (or any entity or organization controlled or owned by, or in any way affiliated with Mr. Tagliaferro) been an officer, director, member, manager, or beneficial owner of VC Media Partners.

c.

At no point in time has Mr. Tagliaferro (or any entity or organization controlled or owned by, or in any way affiliated with Mr. Tagliaferro) held any position of any nature whatsoever with VC Media Partners.

d.	At no point in time has Mr. Tagliaferro, CKR Law LLP or any of its partners or attorneys represented VC Media Partners or Carl Dawson as legal counsel.

e.

Neither Mr. Tagliaferro (or any entity or organization controlled or owned by, or in any way affiliated with Mr. Tagliaferro) nor CKR Law, LLP (or any of its partners or attorneys), have had any involvement in the establishment of VC Media Partners.

f.

At no point in time has Mr. Tagliaferro (or any entity or organization controlled or owned by, or in any way affiliated with Mr. Tagliaferro) held any interest in, or exercised any form of control over VC Media Partners.

g.

At no point in time has Mr. Tagliaferro (or any entity or organization controlled or owned by, or in any way affiliated with Mr. Tagliaferro) had any authority with respect to the actions of VC Media Partners.

2.     The Company advises and confirms to the Commission, that except for an independent contractor relationship between the Company and VC Media Partners for marketing services, VC Media Partners (including, its principal Carl Dawson) does not maintain any beneficial ownership in the Company. Further, the Company advises and confirms to the Commission as follows:

a.	Neither the Company nor anyone associated with the Company has ever been an employee of VC Media Partners or held any position with VC Media Partners;

b.	Neither the Company nor any individual or entity associated with the Company has ever participated in the establishment of VC Media Partners;

c.	Neither the Company nor any individual or entity associated with the Company has held any beneficial interest or maintained any control over VC Media Partners;

d.

Except for an independent contractor relationship between the Company and VC Media Partners, neither the Company nor any individual or entity associated with the Company has at any point in time had any authority to control the actions of VC Media Partners.

In addition, the Company hereby advises and confirms to the Commission as follows:

1.     The Company has confirmed with VC Media Partners that no individuals, persons or entities have contacted VC Media Partners to “reserve shares” or otherwise expressed any interest in investing in the Company to VC Media Partners.

2.     The Company has confirmed with VC Media Partners that VC Media Partners has not spoken to or communicated with any person, individual or entity for purposes of indicating an interest in investing in or purchasing capital stock in the Company.

3.     The Company has confirmed with VC Media Partners that, as of the date of this letter, VC Media Partners has not accepted any investment in the Company or accepted any indications of interest.

As previously indicated, we have been advised by Westpark Capital that FINRA has approved the compensation arrangements between the Company and WestPark Capital as described in the Offering Circular.

We respectfully request that the Staff qualify the Form 1-A Offering Circular as soon as is reasonably practicable. We ask that you please contact our counsel, Joe Tagliaferro, Esq. or Stephen Weiss, Esq. of CKR Law, LLP, by telephone at (310) 400-0110 should you have any questions or concerns related to this filing. Thank you for your assistance in this regard.

Sincerely,

/s/ Terren Peizer

Terren Peizer Chief Executive Officer NeurMedix, Inc.